August 8, 2018

Himanshu Patel
Chief Financial Officer
First Data Corporation
225 Liberty Street, 29th Floor
New York, NY 10281

       Re: First Data Corporation
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 1, 2018
           File No. 001-11073

Dear Mr. Patel:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Period Ended December 31, 2017

General

1. 1. In your letter to us dated September 19, 2014, you told us that you could have indirect contact with Syria and Sudan in connection with the processing of debit or credit card transactions conducted in those countries with cards issued by a financial institution for which you provide processing services. As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to
          U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any direct or indirect contacts with Syria and Sudan during the last three fiscal years and the subsequent interim period, whether through subsidiaries, affiliates, or other direct or indirect arrangements. For instance, your third quarter 2017 earnings conference call transcript quotes your Chief Executive Officer as stating that First
 Himanshu Patel
First Data Corporation
August 8, 2018
Page 2
             Data was chosen as the issuer processing partner for First Abu Dhabi Bank. First Abu
             Dhabi Bank has branches and an office in Sudan. Tell us whether any contacts involve the governments of Syria or Sudan or entities controlled by those governments.
Form 10-Q for the Quarterly Period Ended March 31, 2018

Consolidated Financial Statements
Note 3: Revenue Recognition, page 14

2. Please tell us and revise future filings to disclose the method by which you amortize initial payments for new contracts and contract renewals over the period of benefit. Refer to
         ASC 340-40-50-2.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Craig Wilson,
Senior Assistant Chief Accountant at (202) 551-3226 with any questions.



                                                               Sincerely,
FirstName LastNameHimanshu Patel
                                                               Division of
Corporation Finance
Comapany NameFirst Data Corporation
                                                               Office of
Information Technologies
August 8, 2018 Page 2                                          and Services
FirstName LastName